This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES FIRST QUARTER 2021 FINANCIAL AND OPERATING RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2021

AIM & TSX:  “TGL” & NASDAQ:  “TGA”

Calgary, Alberta, May 7, 2021 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three months ended March 31, 2021.  All dollar values are expressed in United States dollars unless otherwise stated. TransGlobe's Condensed Consolidated Interim Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the three months ended March 31, 2021 and 2020, are available on TransGlobe's website at www.trans-globe.com.

FINANCIAL HIGHLIGHTS:

▪

Sales averaged 9,691 boe/d including 171.9 Mbbls sold to EGPC for net proceeds of $8.5 million. Average realized price for Q1-2021 sales of $48.47/boe; Q1-2021 average realized price on Egyptian sales of $53.31/bbl and Canadian sales of $29.70/boe;

▪	Funds flow from operations of $0.1 million ($0.00 per share) in the quarter;
▪	First quarter net loss of $11.0 million ($0.15 per share), inclusive of a $3.0 million unrealized loss on derivative commodity contracts;
▪	Ended the first quarter with positive working capital of $7.1 million, including cash of $28.7 million;
▪	Subsequent to the quarter, the Company sold a ~499 Mbbl cargo of Egypt entitlement crude oil with net proceeds expected in May 2021;
▪	Subsequent to the quarter, the Company entered into an additional costless Dated Brent collar ($55.00 / $64.75) for the month of April 2021 hedging 350 Mbbls;

OPERATIONAL HIGHLIGHTS:

▪	First quarter production averaged 12,221 boe/d (Egypt 10,238 bbls/d, Canada 1,983 boe/d), a decrease of 163 boe/d (1%) from the previous quarter, primarily due to natural declines;
▪	Production in April averaged ~13,316 boe/d (Egypt ~11,009 bbls/d, Canada ~2,307 boe/d), an increase of 9% from Q1-2021;
▪

Ended the quarter with 455.7 Mbbls of entitlement crude oil inventory, an increase of 227.8 Mbbls from year end. This increase is due to a decrease in sales volumes, partially offset by a decrease in production;

▪	Recompletion of the SGZ-6X well to the deeper, more prospective lower Bahariya reservoir has been concluded in the Western Desert, Egypt;
▪	Rig mobilizing to the Eastern Desert, Egypt, where operations on the budgeted twelve well 2021 drilling program will commence this month;
▪	Completion work commenced during Q1-2021 on the previously drilled 2-mile horizontal well in South Harmattan, Canada;

CORPORATE HIGHLIGHTS:

▪	Business continuity plans remain effective across our locations in response to COVID-19 with no health and safety impacts or disruption to production; and
▪

The Company announced a merged concession agreement with a 15-year primary term and improved Company economics on December 3, 2020. The agreement is currently awaiting ratification by the Egyptian Parliament but will have a February 2020 effective date upon ratification.  As such, the results achieved in Q1 are exclusive of any effective date adjustments that will be made upon ratification.

FINANCIAL AND OPERATING RESULTS

(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended March 31
Financial	2021	2020	% Change
Petroleum and natural gas sales	42,277	80,187	(47)
Petroleum and natural gas sales, net of royalties	18,052	53,234	(66)
Realized derivative (loss) gain on commodity contracts	(1,545)	4,168	(137)
Unrealized derivative (loss) gain on commodity contracts	(2,970)	4,376	(168)
Production and operating expense	9,449	23,257	(59)
Selling costs	34	626	(95)
General and administrative expense	5,037	1,904	165
Depletion, depreciation and amortization expense	4,815	12,252	(61)
Income tax expense	4,660	4,585	2
Cash flow used in operating activities	(3,940)	(3,672)	7
Funds flow from operations[1]	81	25,683	(100)
Basic per share	-	0.35
Diluted per share	-	0.35
Net loss	(11,024)	(55,218)	(80)
Basic per share	(0.15)	(0.76)
Diluted per share	(0.15)	(0.76)
Capital expenditures	2,907	5,577	(48)
Working capital	7,055	53,294	(87)
Long-term debt, including current portion	21,699	36,591	(41)
Common shares outstanding
Basic (weighted average)	72,542	72,542	-
Diluted (weighted average)	72,891	72,542	-
Total assets	197,150	241,219	(18)

Operating
Average production volumes (boe/d)	12,221	14,997	(19)
Average sales volumes (boe/d)	9,691	22,934	(58)
Inventory (Mbbls)	455.7	242.1	88
Average realized sales price ($/boe)	48.47	38.42	26
Production and operating expenses ($/boe)	10.83	11.14	(3)
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

	2021	2020
Average reference prices and exchange rates	Q-1	Q-4	Q-3	Q-2	Q-1
Crude oil
Dated Brent average oil price ($/bbl)	60.82	44.29	42.96	29.34	50.44
Edmonton Sweet index ($/bbl)	52.54	38.50	37.35	21.71	38.59
Natural gas
AECO ($/MMBtu)	2.30	2.18	1.69	1.41	1.43
US/Canadian Dollar average exchange rate	1.27	1.30	1.33	1.39	1.35

CORPORATE SUMMARY

TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 12,221 barrels of oil equivalent per day ("boe/d") during the first quarter of 2021. Egypt production was 10,238 barrels of oil per day ("bbls/d") and Canada production was 1,983 boe/d. Production for the quarter was within full year 2021 guidance of 12,000 to 13,000 boe/d and 1% lower than the previous quarter, primarily due to natural declines.

TransGlobe's Egyptian crude oil is sold at a quality discount to Dated Brent. The Company received an average price of $53.31 per barrel in Egypt during the quarter. In Canada, the Company received an average of $52.66 per barrel of oil, $26.42 per barrel of NGLs and $2.46 per thousand cubic feet ("Mcf") of natural gas during the quarter.

During Q1-2021, the Company had funds flow from operations of $0.1 million and ended the quarter with positive working capital of $7.1 million, including cash of $28.7 million. The Company had a net loss in the quarter of $11.0 million, inclusive of a $3.0 million unrealized derivative loss on commodity contracts which represents a fair value adjustment on the Company's hedging contracts at March 31, 2021.

In Egypt, the Company sold 171.9 thousand barrels (“Mbbls”) of entitlement crude oil to EGPC during the quarter, and had 455.7 Mbbls of entitlement crude oil inventory at March 31, 2021. The increase in inventoried crude oil is attributed to a decrease in sales volumes, offset by a slight decrease in production from the previous quarter. Subsequent to the quarter, TransGlobe sold a ~499 Mbbl cargo of Egypt entitlement crude oil, with net proceeds expected in May 2021. All Canadian production was sold during the quarter.

As announced on December 3, 2020, the Company has reached an agreement with the Egyptian General Petroleum Company (“EGPC”) to merge its three existing Eastern Desert concessions with a 15-year primary term and improved Company economics. The Company recently held discussions with the Ministry of Petroleum, and was informed that due to the recent Egyptian election combined with internal process changes for ratification, the Ministry is now expecting ratification to occur in the second half of 2021. The February 1, 2020 effective date for the improved concession terms and assurances from the Ministry is supportive of increased investment in advance of ratification.

In Egypt, the recompletion of the SGZ-6X well to the deeper, more prospective lower Bahariya reservoir has been concluded in the Western Desert. The well commenced production in March 2021. The rig is mobilizing to the Company’s Eastern Desert concessions where operations on the budgeted twelve well 2021 drilling program will commence in May 2021.

In Canada, completion work commenced during Q1-2021 on the previously drilled 2-mile horizontal well in South Harmattan. The well was completed and equipped in February and March and brought on production in early April with encouraging results during the clean-up phase.

The Company remains forward looking and prepared to use its operational control to take advantage of any sustained upward movement in oil price. TransGlobe continues to be vigilant in its search for M&A opportunities while steadfastly retaining its focus on shareholder value creation.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs that maintain and increase production and reserves, to acquire strategic oil and gas assets, to repay current liabilities and debt and ultimately to provide a return to shareholders. TransGlobe’s capital programs are funded by existing working capital and cash provided from operating activities. The Company's cash flow from operations varies significantly from quarter to quarter, depending on the timing of oil sales from cargoes lifted in Egypt, and these fluctuations in cash flow impact the Company's liquidity. TransGlobe's management will continue to steward capital and focus on cost reductions in order to maintain balance sheet strength through the current volatile oil price environment.

Funding for the Company’s capital expenditures is provided by cash flows from operations and cash on hand. The Company expects to fund its 2021 exploration and development program through the use of working capital and cash flow from operations. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.

Working capital is the amount by which current assets exceed current liabilities. As at March 31, 2021, the Company had a working capital surplus of $7.1 million (December 31, 2020 - $15.3 million). The decrease in working capital is primarily due to cash payments on Canadian capital expenditures, an increase in crude oil inventory, and the derivative commodity contracts returning to a liability position, partially offset by a decrease in accounts payable.

As at March 31, 2021, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of one month or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

Over the past 10 years, the Company has experienced delays in the collection of accounts receivable from EGPC. The length of delay peaked in 2013, returned to historical delays of up to nine months in 2017, and has since fluctuated within an acceptable range. As at March 31, 2021, amounts owing from EGPC were $4.9 million. The Company considers there to be minimal credit risk associated with amounts receivable from EGPC.

In Egypt, the Company sold 171.9 Mbbls of crude oil to EGPC in Q1-2021 for net proceeds of $8.5 million. During the first quarter of 2021, the Company collected $10.0 million of accounts receivable from EGPC, an additional $1.0 million has been collected subsequent to the quarter. The Company incurs a 30-day collection cycle on sales to third-party international buyers. Depending on the Company's assessment of the credit of crude oil purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo lifting. As at March 31, 2021, crude oil held as inventory was 455.7 Mbbls.

As at March 31, 2021, the Company had $86.0 million of revolving credit facilities with $21.7 million drawn and $64.3 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $15.0 million was drawn and outstanding as at March 31, 2021. The Company also has a revolving Canadian reserves-based lending facility with ATB totaling C$15.0 million ($11.0 million), of which C$8.4 million ($6.7 million) was drawn and outstanding. During the three months ended March 31, 2021, the Company had drawings of C$0.1 million ($0.1 million) on this facility.

The Company actively monitors its liquidity to ensure that cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

EASTERN DESERT

West Gharib, West Bakr, and North West Gharib (100% working interest, operated)

Operations and Exploration

The EDC-64 rig has been mobilized to the Company’s Eastern Desert concessions where operations on the budgeted twelve well 2021 drilling program will commence in May 2021.

Production

Production averaged 10,050 bbls/d during the quarter, a decrease of 1% (79 bbls/d) from the previous quarter. The decrease was primarily due to natural declines.

Production in April 2021 averaged ~10,013 bbls/d.

Sales

The Company sold 165.5 Mbbls of inventoried entitlement crude oil to EGPC during the quarter.

Quarterly Eastern Desert Production (bbls/d)	2021	2020
	Q-1	Q-4	Q-3	Q-2
Gross production rate[1]	10,050	10,129	9,635	11,757
TransGlobe production (inventoried) sold	(2,531)	3,328	(1,432)	(1,761)
Total sales	7,519	13,457	8,203	9,996

Government share (royalties and tax)	5,680	5,715	5,452	6,648
TransGlobe sales (after royalties and tax)[2]	1,839	7,742	2,751	3,348
Total sales	7,519	13,457	8,203	9,996
[1]	Quarterly production by concession (bbls/d):
West Gharib – 3,076 (Q1-2021), 3,113 (Q4-2020), 2,808 (Q3-2020), and 3,453 (Q2-2020)
West Bakr – 6,415 (Q1-2021), 6,656 (Q4-2020), 6,498 (Q3-2020), and 7,935 (Q2-2020)
North West Gharib – 559 (Q1-2021), 360 (Q4-2020), 329 (Q3-2020), and 369 (Q2-2020)
[2]	Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the government's share of production sharing oil.

WESTERN DESERT

South Ghazalat (100% working interest, operated)

Operations and Exploration

The recompletion of SGZ-6X well to the deeper, more prospective lower Bahariya reservoir has been concluded. The well commenced production on March 21, 2021 at a field estimated production rate of ~3,600 bbls/d of light oil on a 32/64-inch choke with 0% watercut.

As planned, on March 22, 2021 the well was restricted to a field-estimated ~1,000 bbls/d of light-oil on a reduced choke to facilitate reservoir data gathering and the preparation of an effective reservoir management plan for the lower Bahariya at this location. The Company will provide a further update on South Ghazalat once this plan has been developed, though an increased oil offtake rate is now considered unlikely.

Work to expand the early production facility at South Ghazalat has been completed.

Production

Production averaged 188 bbls/d during the quarter, an increase of 35% (49 bbls/d) from the previous quarter. The increase was due to the recompletion noted above.

Production in April 2021 averaged ~996 bbls/d.

Sales

The Company sold 6.4 Mbbls of inventoried entitlement crude oil to EGPC during the quarter.

Quarterly Western Desert Production (bbls/d)	2021	2020
	Q-1	Q-4	Q-3	Q-2
Gross production rate	188	139	177	233
Total sales	188	139	177	233

Government share (royalties and tax)	117	86	110	145
TransGlobe sales (after royalties and tax)[1]	71	53	67	88
Total sales	188	139	177	233
[1]	Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the government's share of production sharing oil.

CANADA

Operations and Exploration

In February the previously drilled 2-mile horizontal well in South Harmattan (13-16-29-3W5) was successfully completed. The well was equipped in March and brought on production at the beginning of April. The initial indications have been positive and a production update will be provided once stabilized rates are known.

Further development activity is planned in South Harmattan in 2021; the previously announced capital program includes drilling three horizontal wells targeting the Cardium light oil resource at Harmattan. The Company holds 22.5 sections of land in the South Harmattan area.

Production

In Canada, production averaged 1,983 boe/d during the quarter, a decrease of 133 boe/d (6%) from the previous quarter and below full year 2021 guidance of 2,300 to 2,500 boe/d. The decrease in production from the previous quarter is partially due to the shutting in of the 2-20-29-3W5 well while stimulation operations were occurring for the offsetting 13-16-29-3W5 well. Natural declines also contributed to the decrease in production. With the execution of the 2021 capital program, it is expected that production will be in-line with full year 2021 guidance.

Production in April 2021 averaged ~2,307 boe/d with ~754 bbls/d of oil. The increase in production in April is primarily due to the added production of the recently completed South Harmattan Cardium Horizontal well.

Quarterly Canada Production	2021	2020
	Q-1	Q-4	Q-3	Q-2
Canada crude oil (bbls/d)	564	618	661	706
Canada NGLs (bbls/d)	710	755	798	826
Canada natural gas (Mcf/d)	4,259	4,454	4,633	4,665
Total production (boe/d)	1,983	2,116	2,232	2,310

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended March 31
	2021	2020

REVENUE
Petroleum and natural gas sales, net of royalties	18,052	53,234
Finance revenue	3	58
	18,055	53,292

EXPENSES
Production and operating	9,449	23,257
Selling costs	34	626
General and administrative	5,037	1,904
Foreign exchange loss	33	52
Finance costs	470	815
Depletion, depreciation and amortization	4,815	12,252
Asset retirement obligation accretion	66	68
Loss (gain) on financial instruments	4,515	(8,544)
Impairment loss	-	73,495
	24,419	103,925

Loss before income taxes	(6,364)	(50,633)

Income tax expense - current	4,660	4,585
NET LOSS	(11,024)	(55,218)

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments	394	(4,806)
COMPREHENSIVE LOSS	(10,630)	(60,024)

Net loss per share
Basic	(0.15)	(0.76)
Diluted	(0.15)	(0.76)

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	As at	As at
	March 31, 2021	December 31, 2020

ASSETS
Current
Cash and cash equivalents	28,669	34,510
Accounts receivable	9,209	9,996
Derivative commodity contracts	167	-
Prepaids and other	3,069	3,530
Product inventory	10,246	5,828
	51,360	53,864
Non-Current
Intangible exploration and evaluation assets	1,147	584
Property and equipment
Petroleum and natural gas assets	137,635	140,059
Other	2,637	2,917
Deferred taxes	4,371	3,723
	197,150	201,147

LIABILITIES
Current
Accounts payable and accrued liabilities	24,416	21,667
Derivative commodity contracts	3,534	398
Current portion of lease obligations	1,355	1,553
Current portion of long-term debt	15,000	14,897
	44,305	38,515
Non-Current
Long-term debt	6,699	6,567
Asset retirement obligations	13,146	13,042
Other long-term liabilities	622	544
Lease obligations	243	461
Deferred taxes	4,371	3,723
	69,386	62,852

SHAREHOLDERS’ EQUITY
Share capital	152,805	152,805
Accumulated other comprehensive income	2,294	1,900
Contributed surplus	25,208	25,109
Deficit	(52,543)	(41,519)
	127,764	138,295
	197,150	201,147

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31
	2021	2020

Share Capital
Balance, beginning and end of period	152,805	152,805

Accumulated Other Comprehensive Income
Balance, beginning of period	1,900	1,134
Currency translation adjustment	394	(4,806)
Balance, end of period	2,294	(3,672)

Contributed Surplus
Balance, beginning of period	25,109	24,673
Share-based compensation expense	99	149
Balance, end of period	25,208	24,822

(Deficit) Retained Earnings
Balance, beginning of period	(41,519)	35,878
Net loss	(11,024)	(55,218)
Balance, end of period	(52,543)	(19,340)

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of US Dollars)

	Three Months Ended March 31
	2021	2020

OPERATING
Net loss	(11,024)	(55,218)
Adjustments for:
Depletion, depreciation and amortization	4,815	12,252
Asset retirement obligation accretion	66	68
Impairment loss	-	73,495
Share-based compensation	2,771	(1,301)
Finance costs	470	815
Unrealized loss (gain) on financial instruments	2,970	(4,376)
Unrealized loss (gain) on foreign currency translation	4	(32)
Asset retirement obligations settled	9	(20)
Changes in non-cash working capital	(4,021)	(29,355)
Net cash used in operating activities	(3,940)	(3,672)

INVESTING
Additions to intangible exploration and evaluation assets	(563)	(330)
Additions to petroleum and natural gas assets	(2,330)	(5,161)
Additions to other assets	(14)	(86)
Changes in non-cash working capital	1,825	932
Net cash used in investing activities	(1,082)	(4,645)

FINANCING
Interest paid	(293)	(618)
Increase in long-term debt	79	96
Payments on lease obligations	(592)	(394)
Changes in non-cash working capital	(1)	-
Net cash used in financing activities	(807)	(916)

Currency translation differences relating to cash and cash equivalents	(12)	(187)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,841)	(9,420)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	34,510	33,250
CASH AND CASH EQUIVALENTS, END OF PERIOD	28,669	23,830

Advisory on Forward-Looking Information and Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", “strengthened”, “confidence”, "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the Company's strategy to grow its annual cash flow; anticipated drilling, completion and testing plans, including, the anticipated timing thereof, prospects being targeted by the Company, and rig mobilization plans; expected future production from certain of the Company's drilling locations; TransGlobe's plans to drill additional wells, including the types of wells, anticipated number of locations and the timing of drilling thereof; the timing of rig movement and mobilization and drilling activity; the Company's plans to file development lease applications for certain of its discoveries, including the expected timing of filing of such applications and the expected timing of receipt of regulatory approvals; anticipated production and ultimate recoveries from wells; to negotiate future military access (including the expected timing thereof), including the anticipated timing of wells on production; TransGlobe's plans to continue exploration, development and completion programs in respect of various discoveries; future requirements necessary to determine well performance and estimated recoveries; the ratification of the amendment, extension, and consolidation of the Company’s Eastern Desert Concessions;  and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Ron Hornseth, B.Sc., General Manager – Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 MCF: 1 Bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

The following abbreviations used in this press release have the meanings set forth below:

bbl	barrels
bbls/d	barrels per day
Mbbls	thousand barrels
boe	barrel of oil equivalent
boe/d	barrels of oil equivalent per day
MMBtu	One million British thermal units
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
NGL	Natural Gas Liquids

Production Disclosure

Production Summary (WI before royalties and taxes):
	Apr - 21	Q1 - 21	Q4 - 20	Q3 - 20	Q2 - 20	Q1 - 20
Egypt (bbls/d)	11,009	10,238	10,268	9,812	11,990	12,544
Eastern Desert of Egypt (bbls/d)	10,013	10,052	10,132	9,635	11,757	12,343
Heavy Crude (bbls/d)	9,248	9,419	9,490	9,066	11,001	11,548
Light and Medium Crude (bbls/d)	765	633	642	569	756	795
Western Desert of Egypt (bbls/d)	996	186	136	177	233	201
Light and Medium Crude (bbls/d)	996	186	136	177	233	201
Canada (boe/d)	2,307	1,983	2,116	2,232	2,310	2,453
Light and Medium Crude (bbls/d)	754	564	618	661	706	860
Natural Gas (Mcf/d)	4596	4,259	4,454	4,633	4,665	4,996
Associated Natural Gas Liquids (bbls/d)	787	710	755	798	826	761
Total (boe/d)	13,316	12,221	12,384	12,044	14,300	14,997

Production Guidance
	Low	High	Mid-Point
Egypt (bbls/d)	9,700	10,500	10,100
Heavy Crude (bbls/d)	8,940	9,678	9,309
Light and Medium Crude (bbls/d)	760	822	791
Canada (boe/d)	2,300	2,500	2,400
Light and Medium Crude (bbls/d)	767	833	800
Natural Gas (Mcf/d)	4,600	5,000	4,800
Associated Natural Gas Liquids (bbls/d)	767	833	800
Total (boe/d)	12,000	13,000	12,500

About TransGlobe

TransGlobe Energy Corporation is a cashflow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

TransGlobe Energy Corporation Randy Neely, President and CEO Eddie Ok, CFO	+1 403 264 9888 investor.relations@trans-globe.com http://www.trans-globe.com or via Tailwind Associates or FTI Consulting
Tailwind Associates (Investor Relations) Darren Engels	+1 403 618 8035 darren@tailwindassociates.ca http://www.tailwindassociates.ca
FTI Consulting (Financial PR) Ben Brewerton Genevieve Ryan	+44(0) 20 3727 1000 transglobeenergy@fticonsulting.com
Canaccord Genuity (Nomad & Joint-Broker) Henry Fitzgerald-O’Connor James Asensio	+44(0) 20 7523 8000
Shore Capital (Joint Broker) Jerry Keen Toby Gibbs	+44(0) 20 7408 4090